EXHIBIT 2


CEMEX

Stock Listing Information
NYSE  (ADR)
Ticker: CX

MEXICAN STOCK EXCHANGE
Ticker: CEMEX.CPO
Ratio of CEMEX.CPO to CX= 5:1



Investor Relations

In the United States
1 877 7CX NYSE

In Mexico
52 (81) 8888 4292

E-Mail
ir@cemex.com
www.cemex.com



-------------------------------------------------------------------------------
2004
THIRD QUARTER RESULTS
-------------------------------------------------------------------------------


                               THIRD QUARTER                   THIRD QUARTER
                         --------------------------        --------------------
                           2004     2003    % VAR.            2004     2003
===============================================================================
Net sales                 2,047    1,834       12%            % OF NET SALES
-------------------------------------------------------------------------------
Gross profit                902      791       14%           44.0%    43.1%
-------------------------------------------------------------------------------
Operating income            495      405       22%           24.2%    22.1%
-------------------------------------------------------------------------------
Majority net income         361      140      158%           17.6%     7.6%
-------------------------------------------------------------------------------
EBITDA                      656      570       15%           32.1%    31.1%
-------------------------------------------------------------------------------
Free cash flow              451      384       17%           22.0%    20.9%
-------------------------------------------------------------------------------


-------------------------------------------------------
Net debt                      4,679    5,676     (18%)
-------------------------------------------------------
Net debt/EBITDA                1.95     2.85
-------------------------------------------------------
Interest coverage              6.72     5.02
-------------------------------------------------------
Quarterly earnings per ADR     1.07     0.43      146%
-------------------------------------------------------
Average ADRs outstanding      339.0    323.3        5%
=======================================================

In millions of US dollars, except ratios and per-ADR amounts. Average ADRs outstanding presented in millions of ADRs.



CONSOLIDATED NET SALES increased 12% over third quarter 2003 to US$2,047 million, due to higher average volumes of domestic cement and ready-mix in most of our markets, a gradual recovery in prices, and incremental sales of our high-growth mutiproduct strategy. Spending on infrastructure and housing remains strong, while industrial and commercial development has continued its upward trend since the beginning of the year.

COST OF GOODS SOLD as a percentage of net sales decreased 0.92 percentage points versus third quarter 2003 and decreased 1.58 percentage points for the first nine months of the year versus the comparable period in 2003. This decrease is due mainly to higher volumes and average prices in most of our markets as well as higher utilization rates.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A) as a percentage of net sales during the quarter decreased 1.21 percentage points versus third quarter 2003, and decreased 1.09 percentage points for the first nine months of the year versus the same period in 2003. Higher consolidated transportation costs were more than offset by our ongoing cost-reduction initiatives, which have produced significant savings at the corporate and operating levels.

EBITDA reached US$656 million, representing an increase of 15% over that of third quarter 2003. Our consolidated EBITDA MARGIN in the third quarter increased 1.0 percentage point to 32.1% from 31.1% in the same period of 2003. These increases are due to the continued recovery in cement prices, higher domestic cement and ready-mix volumes, and a lower cost structure.

FOREIGN-EXCHANGE GAIN (LOSS) for the quarter was a gain of US$24 million, versus a loss of US$118 million in third quarter 2003. The gain was due mainly to the appreciation of the Mexican peso against the US dollar during the quarter.

MAJORITY NET INCOME for the quarter rose 158% to US$361 million, versus US$140 million in the third quarter of 2003. Majority net income for the first nine months of the year increased 76%, reaching US$931 million, versus US$529 million in the same period of 2003.

NET DEBT at the end of the third quarter was US$4,679 million, US$290 million lower than that at the end of second quarter 2004. Year to date, net debt has been reduced by US$962 million. The ratio of NET DEBT TO EBITDA reached 1.95 times, versus 2.18 times three months ago, and 2.85 times twelve months ago. INTEREST COVERAGE reached 6.72 times, versus 5.02 times twelve months ago.


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PLEASE REFER TO THE END OF THIS REPORT FOR DEFINITION                    Page 1
OF TERMS, US DOLLAR TRANSLATION METHODOLOGY AND
OTHER IMPORTANT DISCLOSURES.


                                                                                                            CEMEX
EBITDA AND FREE CASH FLOW (1)
======================================================================================================================

                                                        THIRD QUARTER                       JANUARY - SEPTEMBER
                                                  -------------------------            -----------------------------
                                                     2004    2003   % VAR.                2004       2003    % VAR.
--------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                      495     405      22%               1,376      1,095       26%
--------------------------------------------------------------------------------------------------------------------
+ Depreciation and operating amortization             161     165                          497        478
--------------------------------------------------------------------------------------------------------------------
EBITDA                                                656     570      15%               1,873      1,573       19%
--------------------------------------------------------------------------------------------------------------------
- Net financial expense                                78      91                          246        268
--------------------------------------------------------------------------------------------------------------------
- Capital expenditures                                103      96                          243        261
--------------------------------------------------------------------------------------------------------------------
- Change in working capital                          (31)    (34)                           68         53
--------------------------------------------------------------------------------------------------------------------
- Taxes paid                                           28      13                           67         57
--------------------------------------------------------------------------------------------------------------------
- Preferred dividend payments (2)                     N/A       7                          N/A         21
--------------------------------------------------------------------------------------------------------------------
- Other cash items (net)                               27      13                           43         39
--------------------------------------------------------------------------------------------------------------------
FREE CASH FLOW                                        451     384      17%               1,206        874       38%
--------------------------------------------------------------------------------------------------------------------
In millions of US dollars.



During the quarter, US$451 million of free cash flow was used as follows:
US$302 million to reduce net debt (however net debt was reduced by US$290 million as a result of foreign exchange movements in the amount of US$12 million); US$112 million for the acquisition of minorities in CEMEX Asia Holdings; and for other investments.



DEBT-RELATED INFORMATION
===============================================================================================================================


                                  THIRD QUARTER               SECOND QUARTER                                    THIRD QUARTER
                             ------------------------        ----------------                                  ---------------
                               2004     2003  % VAR.                2004                                         2004    2003
------------------------------------------------------------------------------      ------------------------------------------
Total debt (2)                5,730    5,368      7%               5,296             CURRENCY DENOMINATION
------------------------------------------------------------------------------
     Short-term                 23%      21%                         13%
------------------------------------------------------------------------------      -----------------------------------------
     Long-term                  77%      79%                         87%             US dollar                   71%     75%
------------------------------------------------------------------------------      -----------------------------------------
Equity obligations (2)          N/A      716                         N/A             Yen                         13%     13%
------------------------------------------------------------------------------      -----------------------------------------
Cash and cash equivalents     1,051      409    157%                 327             Euro                        15%     11%
------------------------------------------------------------------------------      ----------------------------------------
Net debt                      4,679    5,676   (18%)               4,969             Other                        1%      1%
------------------------------------------------------------------------------      ----------------------------------------

------------------------------------------------------------------------------
Interest expense                 84       94   (10%)                  85             INTEREST RATE
------------------------------------------------------------------------------
Preferred dividends (2)         N/A        7                         N/A
------------------------------------------------------------------------------      ----------------------------------------
Interest coverage              6.72     5.02                         6.2             Fixed                       65%     69%
------------------------------------------------------------------------------      ----------------------------------------
Net debt/EBITDA                1.95     2.85                         2.2             Variable                    35%     31%
------------------------------------------------------------------------------      ----------------------------------------
Capitalization ratio          43.4%    44.4%                      42.9%
------------------------------------------------------------------------------      ----------------------------------------

In millions of US dollars, except ratios which are calculated for the last-twelve-month period.



OTHER DEVELOPMENTS

On October 14, 2004, CEMEX announced the completion of its cash tender offers for its 12 3/4% Notes due 2006 (the "2006 Notes") and its 9.625% Notes due 2009 (the "2009 Notes"). Holders of the 2006 Notes tendered US$39,749,000 aggregate principal amount of the 2006 Notes, representing 43.4% of the total 2006 Notes outstanding. Holders of the 2009 Notes tendered US$138,484,000 aggregate principal amount of the 2009 Notes, representing 69.2% of the total 2009 Notes outstanding. CEMEX also announced that it received consents from holders representing a majority of the principal amount of its outstanding 2006 Notes authorizing certain proposed amendments to the indenture governing the 2006 Notes. CEMEX had previously announced that the requisite holders of the 2009 Notes had authorized certain amendments to the indenture governing the 2009 Notes in a related consent solicitation that expired on October 4, 2004.


(1) EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under generally accepted accounting principles in Mexico (GAAP). Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such does not have such GAAP cash flow measures to present as comparable to EBITDA or free cash flow.

(2) Prior to 2004, according to Mexican accounting rules existing at that time, the outstanding balance of preferred equity and capital securities was recognized in the minority interest of the stockholders' equity, and its corresponding preferred dividend in the minority interest of net income. Effective January 1, 2004, resulting from a new regulation under Mexican GAAP, the approximately US$66 million balance of preferred capital securities is now treated as a liability, and not as a minority interest, and its preferred dividend is treated as financial expense.

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TERMS, US DOLLAR TRANSLATION METHODOLOGY AND OTHER
IMPORTANT DISCLOSURES.

                                                                          CEMEX
EQUITY-RELATED INFORMATION
===============================================================================





One CEMEX ADR represents five CEMEX CPOs. The following amounts are expressed in CPO terms.

BEGINNING-OF-QUARTER CPO-EQUIVALENT UNITS OUTSTANDING            1,694,690,092
-------------------------------------------------------------------------------

   Exercise of stock options not hedged                                284,426
   LESS increase (decrease) in the number of CPOs held in            (134,195)
      subsidiaries

END-OF-QUARTER CPO-EQUIVALENT UNITS OUTSTANDING                  1,695,108,713
-------------------------------------------------------------------------------

Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.


EMPLOYEE STOCK-OPTION PLANS

As of September 30, 2004, directors, officers and other employees under our employee stock-option plans had outstanding options to acquire 177,679,365 CEMEX CPOs. The total amount of CPOs underlying options in these programs is equivalent to 10.5% of our total CPOs outstanding. However, as 97.3% of the total options outstanding are hedged through equity forward agreements, only the remaining 2.7% will dilute existing shares when exercised.


DERIVATIVE INSTRUMENTS
===============================================================================

CEMEX periodically utilizes derivative financial instruments such as interest-rate and currency swaps, currency and equity forward contracts, and options in order to execute its corporate financing strategy and to hedge its stock-option plans and other equity-related obligations.

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.


                                               THIRD QUARTER     SECOND QUARTER
                                             -----------------   ---------------
NOTIONAL AMOUNTS                               2004    2003             2004
--------------------------------------------------------------------------------
Equity (1)                                    1,179   1,532            1,068
Foreign-exchange (2)                          5,953   3,090            2,722
Interest-rate                                 2,120   3,233            2,121
--------------------------------------------------------------------------------
Estimated aggregate fair market value         (197)   (162)            (225)
--------------------------------------------------------------------------------
In millions of US dollars.


The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices, as well as the other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

(1) The aggregate weighted-average exercise price on September 30, 2004 for CEMEX's outstanding stock options and warrants and the CEMEX Asia Holdings obligation described in prior quarterly reports was US$25.11 per ADR. On that same date, the aggregate weighted-average strike price of CEMEX's equity forward agreements put in place to hedge its obligations under the abovementioned stock options was US$27.92 per ADR.

(2) Please refer to page 4 (Other events related to the RMC transaction) for further explanation.

Under Mexican GAAP ("Bulletin C-2"), companies are required to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair values recorded on the income statement. The exceptions to the rule, as they pertain to CEMEX, are presented when transactions are entered into for cash-flow hedging purposes. In such cases, changes in the fair value of the related derivative instruments are recognized temporarily in equity and are reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. CEMEX has recognized increases in assets and liabilities, which resulted in a net liability of US$466 million, arising from the fair value recognition of its derivatives portfolio as of September 30, 2004. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities or equity transactions on which the derivatives are being entered into.

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TERMS, US DOLLAR TRANSLATION METHODOLOGY AND OTHER
IMPORTANT DISCLOSURES.

                                                                          CEMEX

OTHER ACTIVITIES
===============================================================================


CEMEX TO ACQUIRE RMC IN A US$5.8 BILLION TRANSACTION

On September 27, 2004, CEMEX announced the recommended acquisition of RMC Group p.l.c. ("RMC") for US$4.1 billion in cash. Including the assumption of debt, the enterprise value of the transaction is approximately US$5.8 billion. The boards of directors of both companies unanimously approved the transaction.

The combined company will be one of the world's largest building materials companies, with pro-forma revenues of more than US$15 billion. The transaction is expected to close around the end of 2004.

RMC, headquartered in the UK, is a leading international producer and supplier of materials, products and services used primarily in the construction industry. It is one of Europe's largest producers of cement and one of the world's largest suppliers of ready mixed concrete and aggregates. In 2003, RMC sold approximately 15.7 million tons of cement, 55.5 million cubic meters of ready mix concrete and 158 million tons of aggregates, generating revenues, excluding joint ventures and associated undertakings, of US$7.9 billion.

CEMEX expects to achieve approximately US$200 million of annual synergies by 2007 as a result of the acquisition of RMC, mainly from centralizing management, trading-network benefits, logistics, global procurement, energy and overall best practices.

The acquisition is expected to be immediately accretive to free cash flow and cash earnings per share for CEMEX. CEMEX expects that the acquisition will achieve its 10 percent return on capital employed target in 2007 and expects to achieve a ratio of net debt to EBITDA of 2.7 times by the end of 2005. This would be the same level of net debt to EBITDA that CEMEX had at the end of 2003.

The terms of the acquisition represent a premium of approximately 39 percent to the volume weighted-average price of approximately 615 pence per RMC share over the 30-day period ended on September 24, 2004. The terms of the acquisition value the existing issued share capital of RMC at approximately US$4.1 billion.

CEMEX's acquisition is subject to customary UK takeover conditions, including regulatory approvals and the approval by a majority in number representing 75% or more in value of the RMC shareholders voting. CEMEX expects the transaction to close around the end of 2004.

CEMEX has obtained committed facilities, arranged by Citigroup Global Markets Limited and Goldman Sachs International, sufficient to satisfy in full the cash consideration payable to RMC shareholders under the terms of the acquisition.

Citigroup Global Markets Limited and Goldman Sachs International are acting as financial advisers to CEMEX in relation to the acquisition.


OTHER EVENTS RELATED TO THE RMC TRANSACTION

On September 27, 2004 CEMEX announced that CEMEX UK, its wholly owned subsidiary, acquired in the market a total of 50,000,000 RMC Shares representing approximately 18.8% of the issued share capital of RMC. The consideration was (pound)8.55 plus the previously declared interim dividend of (pound)0.094 representing, in aggregate, a price of (pound)8.644 per RMC Share. A total of (pound)435 million (approximately US$780 million) were drawn from the committed facilities provided to us by Citibank and Goldman Sachs for this transaction.

CEMEX has hedged the purchase price of the remaining 81.2% of RMC shares mainly through foreign exchange derivative contracts in the amount of (pound)1,869 million. The purchase price under these contracts will not exceed 1.795 US$/(pound).


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TERMS, US DOLLAR TRANSLATION METHODOLOGY AND OTHER
IMPORTANT DISCLOSURES.

                                                                          CEMEX

OPERATING RESULTS - MEXICO
===============================================================================

In Mexico, NET SALES were US$709 million, representing an increase of 7% versus third quarter 2003.

DOMESTIC GRAY CEMENT VOLUME increased 2%, and READY-MIX VOLUME increased 20%, versus third quarter 2003. Low-income housing construction continues to be strong in Mexico and has been one of the main drivers of demand in 2004. Spending in infrastructure also remains strong despite some delays in the execution and granting of several projects, while the self-construction sector remains relatively weak.

CEMEX's AVERAGE REALIZED GRAY CEMENT PRICE in Mexico decreased 3% in constant peso terms, and 3% in dollar terms, versus third quarter 2003. The AVERAGE READY-MIX PRICE decreased 1% in constant peso terms and 1% in dollar terms compared to third quarter 2003.

The EBITDA MARGIN decreased to 42.8% from 46.4% in the third quarter of 2003. The main reasons for the decline were a change in the product mix and lower average prices, partially offset by lower fuel costs.


UNITED STATES
===============================================================================

NET SALES for CEMEX's US operations were US$552 million, representing an increase of 17% compared to third quarter 2003.

DOMESTIC CEMENT VOLUME increased 9%, and READY-MIX VOLUME increased 15%, compared to third quarter 2003. Cement consumption has been strong from both the public and private sectors. The residential sector has remained strong as mortgage rates remain relatively low. The industrial and commercial sector continues its upward trend that started at the end of last year; current vacancy rates are low and capital expenditures have grown due to the increased level of economic activity. Spending in infrastructure remains a strong source of demand for cement and ready-mix.

The AVERAGE REALIZED CEMENT PRICE increased 7%, while the AVERAGE READY-MIX PRICE increased 15%, versus third quarter 2003.

The EBITDA MARGIN increased to 27.0% from 23.6% in third quarter 2003. The increase of 3.4 percentage points was due mainly to higher cement and ready-mix volumes and prices, which were partially offset by higher fuel, import and transportation costs.


SPAIN
===============================================================================

NET SALES for CEMEX Spain were US$317 million, representing an increase of 13% versus third quarter 2003.

DOMESTIC CEMENT VOLUME increased 9%, while READY-MIX VOLUME increased 1%, compared to third quarter 2003. Residential construction has remained strong and better than previously expected, supported by a low interest-rate environment. The industrial and commercial sector in Spain was a robust source of demand, while infrastructure spending remained healthy due to the Spanish infrastructure program.

The average DOMESTIC CEMENT PRICE increased 3% in euro terms and 11% in dollar terms compared to third quarter 2003. The AVERAGE READY-MIX PRICE increased 5% in euro terms and 14% in dollar terms versus third quarter 2003.

The EBITDA MARGIN increased to 30.7% from 27.1% in third quarter of 2003. The increase of 3.6 percentage points was due mainly to better cement and ready-mix prices, which were partially offset by higher raw-material and fuel costs.




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TERMS, US DOLLAR TRANSLATION METHODOLOGY AND OTHER
IMPORTANT DISCLOSURES.

                                                                          CEMEX

VENEZUELA
===============================================================================

NET SALES for CEMEX Venezuela were US$84 million, representing an increase of 6% versus third quarter 2003.

DOMESTIC CEMENT VOLUME increased 12%, while READY-MIX VOLUME increased 13%, compared to third quarter 2003. The level of government spending has increased significantly versus 2003, with new infrastructure projects underway that have fueled cement demand. The self construction and commercial sectors have also been strong and are driven by the overall increased level of economic activity.

EXPORT VOLUME from CEMEX's Venezuelan operations increased 11% compared to third quarter 2003. Exports to North America and the Caribbean accounted for 73% and 27%, respectively, of CEMEX Venezuela's third-quarter exports.

DOMESTIC CEMENT PRICES decreased 11% in constant bolivar terms and 10% in dollar terms compared to third quarter 2003, while the average READY-MIX PRICE decreased 3% in constant bolivar terms and 2% in dollar terms compared to third quarter 2003.

The EBITDA MARGIN decreased to 48.3% from 49.5% in third quarter 2003. The decrease of 1.2 percentage points was due mainly to lower cement prices and higher transportation costs.


COLOMBIA
===============================================================================

NET SALES for CEMEX Colombia were US$66 million, representing an increase of 13% versus third quarter 2003.

DOMESTIC CEMENT VOLUME increased 2%, while READY-MIX VOLUME increased 8%, compared to third quarter 2003. The main drivers of cement demand have been the self-construction, housing and commercial sectors. Public spending has not increased this year, but is now showing signs of recovery with new projects underway in several regions of the country.

The AVERAGE REALIZED CEMENT PRICE decreased 4% in Colombian peso terms and increased 6% in dollar terms versus third quarter 2003, while the AVERAGE READY-MIX PRICE increased 9% in Colombian peso terms and 20% in dollar terms versus third quarter 2003.

The EBITDA MARGIN decreased to 59.8% from 60.7% in third quarter 2003. The decrease of 0.9 percentage points was due mainly to higher fuel costs, which were partially offset by higher cement and ready-mix volumes and higher ready-mix prices.


OTHER OPERATIONS
===============================================================================

NET SALES for our Central American and Caribbean operations increased 9% versus third quarter 2003, reaching US$165 million. DOMESTIC CEMENT VOLUME increased 4% as higher volumes in Costa Rica, Nicaragua, Panama and Puerto Rico were offset by lower volumes in the Dominican Republic and the Caribbean region. READY-MIX VOLUME decreased 9% versus third quarter 2003 due mainly to lower ready-mix volumes in Puerto Rico, Costa Rica and the Dominican Republic.

In Egypt, NET SALES and EBITDA increased 33% and 31%, respectively, while DOMESTIC CEMENT VOLUME decreased 5% versus third quarter 2003. DOMESTIC CEMENT PRICES increased 24% in Egyptian pound terms and 23% in dollar terms versus third quarter 2003. Tourism revenues and remittances from abroad have increased in Egypt during the year, fueling the economy and allowing us to recover cement prices.

Our Asian operations, which include the Philippines, Thailand, Taiwan and Bangladesh, increased NET SALES by 13% compared to third quarter 2003. EBITDA was 167% higher compared to third quarter 2003 due mainly to better volumes and prices in dollar terms. DOMESTIC CEMENT VOLUME for the region increased 8% compared to third quarter 2003 due to higher cement volumes in the Philippines
- fueled primarily by strong residential construction - and Thailand. Our weighted-average DOMESTIC CEMENT PRICES in the region increased 16% in dollar terms versus the same period in 2003. The EBITDA MARGIN for the region increased to 26.6% from 11.2% in third quarter 2003. The increase of 15.4 percentage points was due mainly to the strong recovery of cement prices and volumes and a reduction in SG&A expenses.


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TERMS, US DOLLAR TRANSLATION METHODOLOGY AND OTHER
IMPORTANT DISCLOSURES.


CONSOLIDATED INCOME STATEMENT & BALANCE SHEET

CEMEX S.A. DE C.V. AND SUBSIDIARIES
(Thousands of U.S. Dollars, except per adr amounts)


                                                  JANUARY - SEPTEMBER                                    THIRD QUARTER
INCOME STATEMENT                             2004             2003     % VAR.                    2004            2003    % VAR.
---------------------------------------------------------------------------------------------------------------------------------
Net Sales                                5,885,220        5,288,249     11%                 2,047,409        1,834,365     12%
Cost of Sales                           (3,300,649)      (3,049,114)     8%                (1,145,732)      (1,043,323)    10%
---------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                             2,584,571        2,239,135     15%                   901,678          791,042     14%
Selling, General and Administrative     (1,208,502)      (1,143,973)     6%                  (406,410)        (386,320)     5%
Expenses
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                         1,376,069        1,095,162     26%                   495,268          404,722     22%
    Financial Expenses                    (262,513)        (282,164)    (7%)                  (83,846)         (93,588)   (10%)
    Financial Income (Loss), Net            16,199           13,953     16%                     5,548            2,168    156%
    Exchange Gain                          (58,778)        (140,138)   (58%)                   23,582         (117,756)    N/A
    Monetary Position Gain (Loss)          271,805          233,306     17%                    63,537           68,313     (7%)
    Gain (Loss) on Marketable Securities    (1,556)         (34,335)   (95%)                    9,890            6,425     54%
Total Comprehensive Financing (Cost)       (34,843)        (209,379)   (83%)                   18,710         (134,438)    N/A
Income Other Expenses, Net                (279,388)        (264,601)     6%                  (109,381)         (91,271)     20%
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME BEFORE INCOME TAXES           1,061,838          621,182     71%                   404,597          179,012    126%
Income Tax                                (125,896)         (75,047)    68%                   (48,040)         (23,133)   108%
Employees' Statutory Profit Sharing         (7,459)          (7,711)    (3%)                   (2,827)          (2,714)    4%
Total Income Tax & Profit Sharing         (133,356)         (82,759)    61%                   (50,867)         (25,847)    97%
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME BEFORE PARTICIPATION
  OF UNCONS. SUBS. AND EXT. ITEMS          928,482          538,423     72%                   353,730          153,165    131%
Participation in Unconsolidated
   Subsidiaries                             25,149           17,133     47%                    13,289            3,138    324%
CONSOLIDATED NET INCOME                    953,631          555,556     72%                   367,019          156,303    135%
Net Income Attributable to Min. Interest    22,286           27,027    (18%)                    5,812           16,072    (64%)
MAJORITY INTEREST NET INCOME               931,345          528,529     76%                   361,207          140,231    158%
---------------------------------------------------------------------------------------------------------------------------------

EBITDA                                   1,873,102        1,572,962     19%                   656,290          569,986     15%
EARNINGS PER ADR                              2.82             1.69     66%                      1.07             0.43    146%

---------------------------------------------------------------------------------------------------------------------------------


                                                 AS OF SEPTEMBER 30
BALANCE SHEET                                2004             2003     % VAR.
---------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                            16,767,007       16,201,050      3%
              Cash and Temporary         1,051,209          408,678     157%
              Investments
              Trade Accounts               426,042          443,787     (4%)
              Receivables
              Other Receivables            334,324          466,098    (28%)
              Inventories                  644,450          686,004     (6%)
              Other Current Assets          89,827           92,017     (2%)
Current                                  2,545,851        2,096,584     21%
Assets
Fixed Assets                             9,030,870        8,906,298      1%
Other Assets                             5,190,285        5,198,169     (0%)
---------------------------------------------------------------------------------
TOTAL                                    9,301,105        8,829,701      5%
LIABILITIES
Current Liabilities                      2,934,340        2,730,423      7%
Long-Term Liabilities                    4,404,380        4,254,781      4%
Other                                    1,962,384        1,844,497      6%
Liabilities
---------------------------------------------------------------------------------
CONSOLIDATED STOCKHOLDERS' EQUITY        7,465,902        7,371,350      1%
Stockholders' Equity Attributable to
  Minority Interest                        368,597        1,173,812    (69%)
Stockholders' Equity Attributable to
  Majority Interest                      7,097,304        6,197,538     15%
---------------------------------------------------------------------------------------------------------------------------------


PLEASE REFER TO THE END OF THIS REPORT FOR DEFINITION OF TERMS, U.S. DOLLAR TRANSLATION METHODOLOGY                       Page 7
AND OTHER IMPORTANT DISCLOSURES.



CONSOLIDATED INCOME STATEMENT & BALANCE SHEET

CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of Mexican Pesos in real terms as of September 31, 2004 except per ADR amounts)



                                                 JANUARY - SEPTEMBER                                  THIRD QUARTER
INCOME STATEMENT                             2004            2003     % Var.                  2004           2003    % Var.
----------------------------------------------------------------------------------------------------------------------------
Net Sales                                66,973,803      62,801,128      7%              23,299,518      21,784,188     7%
Cost of Sales                           (37,561,387)    (36,210,059)     4%             (13,038,427)    (12,390,092)    5%
----------------------------------------------------------------------------------------------------------------------------
Gross Profit                             29,412,415      26,591,068     11%              10,261,091       9,394,096     9%
Selling, General and Administrative     (13,752,748)    (13,585,363)     1%              (4,624,942)     (4,587,780)    1%
Expenses
----------------------------------------------------------------------------------------------------------------------------
Operating Income                         15,659,667      13,005,705     20%               5,636,149       4,806,316     17%
    Financial Expenses                   (2,987,402)     (3,350,867)   (11%)               (954,171)     (1,111,412)   (14%)
    Financial Income                        184,347         165,699     11%                  63,134          25,742    145%
    Exchange Gain (Loss), Net              (668,897)     (1,664,224)   (60%)                268,359      (1,398,423)    N/A
    Monetary Position Gain (Loss)         3,093,139       2,770,644     12%                 723,050         811,255    (11%)
    Gain (Loss) on Marketable Securities    (17,704)       (407,752)   (96%)                112,547          76,301     48%
Total Comprehensive Financing (Cost)       (396,517)     (2,486,500)   (84%)                212,919      (1,596,537)    N/A
Income Other Expenses, Net               (3,179,437)     (3,142,300)     1%              (1,244,752)     (1,083,899)    15%
----------------------------------------------------------------------------------------------------------------------------
NET INCOME BEFORE INCOME TAXES           12,083,713       7,376,906     64%               4,604,317       2,125,880    117%
Income Tax                               (1,432,700)       (891,230)    61%                (546,699)       (274,723)    99%
Employees' Statutory Profit Sharing         (84,887)        (91,577)    (7%)                (32,172)        (32,226)    (0%)
Total Income Tax & Profit Sharing        (1,517,587)       (982,807)    54%                (578,871)       (306,950)    89%
----------------------------------------------------------------------------------------------------------------------------
NET INCOME BEFORE PARTICIPATION
  OF UNCONS. SUBS. AND EXT. ITEMS        10,566,126       6,394,098     65%               4,025,446       1,818,931    121%
Participation in Unconsolidated
   Subsidiaries                             286,193         203,466     41%                 151,228          37,260    306%
Consolidated Net Income                  10,852,319       6,597,564     64%               4,176,673       1,856,191    125%
Net Income Attributable to
  Min. Interest                             253,615         320,960    (21%)                 66,137         190,865    (65%)
MAJORITY INTEREST NET INCOME             10,598,704       6,276,604     69%               4,110,536       1,665,326    147%
----------------------------------------------------------------------------------------------------------------------------

EBITDA                                   21,315,905      18,679,868     14%               7,468,578       6,768,923     10%
Earnings per ADR                              32.04           18.62     72%                   12.13            4.77    154%
----------------------------------------------------------------------------------------------------------------------------



                                                 AS OF SEPTEMBER 30
BALANCE SHEET                                2004            2003     % Var.
----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                            190,808,535     192,397,194     (1%)
              Cash and Temporary         11,962,762       4,853,295     146%
              Investments
              Trade Accounts              4,848,354       5,270,235     (8%)
              Receivables
              Other Receivables           3,804,607       5,535,194    (31%)
              Inventories                 7,333,837       8,146,709    (10%)
              Other Current Assets        1,022,228       1,092,753     (6%)
Current Assets                           28,971,789      24,898,187     16%
Fixed Assets                            102,771,301     105,767,633     (3%)
Other Assets                             59,065,445      61,731,374     (4%)
--------------------------------------------------------------------------------
TOTAL LIABILITIES                       105,846,574     104,857,994      1%
Current Liabilities                      33,392,794      32,425,411      3%
Long-Term Liabilities                    50,121,849      50,528,076     (1%)
Other Liabilities                        22,331,930      21,904,507      2%
--------------------------------------------------------------------------------
Consolidated Stockholders' Equity        84,961,961      87,539,201     (3%)
Stockholders' Equity Attributable
   to Minority Interest                   4,194,639      13,939,722    (70%)
Stockholders' Equity Attributable
  to Majority Interest                   80,767,322      73,599,479     10%
----------------------------------------------------------------------------------------------------------------------------


PLEASE REFER TO THE END OF THIS REPORT FOR DEFINITION OF TERMS, U.S. DOLLAR TRANSLATION METHODOLOGY                   Page 8
AND OTHER IMPORTANT DISCLOSURES.



OPERATING SUMMARY PER COUNTRY

In thousands of U.S. dollars



                                             JANUARY - SEPTEMBER                                THIRD QUARTER
                                            ----------------------                          ----------------------
NET SALES                                    2004            2003     % Var.                  2004           2003    % Var.
-----------------------------------------------------------------------------------------------------------------------------
Mexico                                     2,109,107     1,975,647       7%                  708,746      663,249      7%
U.S.A.                                     1,455,914     1,272,641      14%                  551,816      470,733     17%
Spain                                        939,036       848,220      11%                  316,911      279,953     13%
Venezuela                                    251,465       223,085      13%                   84,464       79,540      6%
Colombia                                     184,670       153,758      20%                   66,137       58,702     13%
Egypt                                        140,779        93,296      51%                   51,704       38,942     33%
Central America & the Caribbean region       500,255       435,521      15%                  164,978      151,403      9%
Asia region                                  150,310       143,111       5%                   50,995       45,214     13%
-----------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations         153,684       142,970       7%                   51,657       46,629     11%
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      5,885,220     5,288,249      11%                2,047,409    1,834,365     12%
=============================================================================================================================


GROSS PROFIT
-----------------------------------------------------------------------------------------------------------------------------
Mexico                                     1,205,765     1,141,710      6%                   397,541      389,576      2%
U.S.A.                                       478,763       397,605     20%                   194,814      160,004     22%
Spain                                        344,790       300,854     15%                   117,170       93,160     26%
Venezuela                                    116,862       103,366     13%                    41,254       38,589      7%
Colombia                                     115,131        83,335     38%                    41,646       31,341     33%
Egypt                                         73,908        40,274     84%                    28,148       19,852     42%
Central America & the Caribbean region       181,764       136,820     33%                    53,859       49,822      8%
Asia region                                   62,310        39,503     58%                    21,000       12,434     69%
-----------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations           5,279        (4,334)    N/A                     6,246       (3,736)    N/A
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      2,584,571     2,239,135     15%                   901,678      791,042     14%
=============================================================================================================================


OPERATING INCOME
-----------------------------------------------------------------------------------------------------------------------------
Mexico                                       827,902       790,543      5%                   265,978      272,050     (2%)
U.S.A.                                       215,358       160,667     34%                   110,411       73,971     49%
Spain                                        231,959       186,042     25%                    77,770       57,037     36%
Venezuela                                     80,986        73,178     11%                    29,304       28,205      4%
Colombia                                      87,613        60,325     45%                    32,446       23,854     36%
Egypt                                         44,402        19,969    122%                    17,974       11,953     50%
Central America & the Caribbean region       122,050        74,463     64%                    33,200       28,283     17%
Asia region                                   22,295        (8,893)    N/A                     7,114       (2,748)    N/A
-----------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations        (256,495)     (261,132)    (2%)                  (78,929)     (87,882)   (10%)
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      1,376,069     1,095,162     26%                   495,268      404,722     22%
=============================================================================================================================


EBITDA
-----------------------------------------------------------------------------------------------------------------------------
Mexico                                       941,614       896,330      5%                   303,582      307,823     (1%)
U.S.A.                                       332,536       270,650     23%                   149,206      111,284     34%
Spain                                        291,662       240,007     22%                    97,396       75,863     28%
Venezuela                                    115,336       108,735      6%                    40,824       39,380      4%
Colombia                                     110,048        91,729     20%                    39,574       35,627     11%
Egypt                                         66,627        41,698     60%                    25,346       19,304     31%
Central America & the Caribbean region       149,984       101,818     47%                    42,340       37,347     13%
Asia region                                   42,301        14,927    183%                    13,557        5,074    167%
-----------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations        (177,006)     (192,931)    (8%)                  (55,536)     (61,715)   (10%)
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      1,873,102     1,572,962     19%                   656,290      569,986     15%
=============================================================================================================================


PLEASE REFER TO THE END OF THIS REPORT FOR DEFINITION OF TERMS, U.S. DOLLAR TRANSLATION METHODOLOGY                   Page 9
AND OTHER IMPORTANT DISCLOSURES.



OPERATING SUMMARY PER COUNTRY

As a percentage of net sales


                                           JANUARY - SEPTEMBER                                 THIRD QUARTER
                                         -------------------------                      ------------------------
OPERATING INCOME MARGIN                      2004         2003                              2004        2003
----------------------------------------------------------------------------------------------------------------------
Mexico                                      39.3%        40.0%                             37.5%       41.0%
U.S.A.                                      14.8%        12.6%                             20.0%       15.7%
Spain                                       24.7%        21.9%                             24.5%       20.4%
Venezuela                                   32.2%        32.8%                             34.7%       35.5%
Colombia                                    47.4%        39.2%                             49.1%       40.6%
Egypt                                       31.5%        21.4%                             34.8%       30.7%
Central America & the Caribbean region      24.4%        17.1%                             20.1%       18.7%
Asia region                                 14.8%       (6.2%)                             13.9%      (6.1%)
----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                         23.4%        20.7%                             24.2%       22.1%
======================================================================================================================


EBITDA MARGIN
----------------------------------------------------------------------------------------------------------------------
Mexico                                      44.6%        45.4%                             42.8%       46.4%
U.S.A.                                      22.8%        21.3%                             27.0%       23.6%
Spain                                       31.1%        28.3%                             30.7%       27.1%
Venezuela                                   45.9%        48.7%                             48.3%       49.5%
Colombia                                    59.6%        59.7%                             59.8%       60.7%
Egypt                                       47.3%        44.7%                             49.0%       49.6%
Central America & the Caribbean region      30.0%        23.4%                             25.7%       24.7%
Asia region                                 28.1%        10.4%                             26.6%       11.2%
----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                         31.8%        29.7%                             32.1%       31.1%
======================================================================================================================


PLEASE REFER TO THE END OF THIS REPORT FOR DEFINITION OF TERMS, U.S. DOLLAR TRANSLATION METHODOLOGY             Page 10
AND OTHER IMPORTANT DISCLOSURES.



VOLUME SUMMARY

CONSOLIDATED VOLUME SUMMARY
Cement: Thousands of metric tons
Ready-mix: Thousands of cubic meters




                                            JANUARY - SEPTEMBER                                THIRD QUARTER
                                         ------------------------                           ---------------------
INCOME STATEMENT                           2004         2003        % Var.                     2004        2003     % Var.
----------------------------------------------------------------------------------------------------------------------------
Consolidated cement volume               49,492       48,466          2%                     17,030      16,851      1%
Consolidated ready-mix volume            17,900       16,205          10%                     6,229       5,568     12%
----------------------------------------------------------------------------------------------------------------------------



PER-COUNTRY VOLUME SUMMARY


                                     JANUARY - SEPTEMBER         THIRD  QUARTER
                                  ------------------------    ---------------------            THIRD QUARTER 2004 VS.
DOMESTIC CEMENT VOLUME                 2004 Vs. 2003              2004 Vs. 2003                 SECOND QUARTER 2004
----------------------------------------------------------------------------------------------------------------------------
Mexico                                       2%                      2%                                 0%
U.S.A.                                      11%                      9%                                 8%
Spain                                        2%                      9%                                 0%
Venezuela                                   24%                      12%                                4%
Colombia                                     8%                      2%                                 11%
Egypt                                       (6%)                    (5%)                                3%
Central America & the Caribbean region      (1%)                     4%                                (0%)
Asia Region                                 (4%)                     8%                                (0%)
----------------------------------------------------------------------------------------------------------------------------


READY-MIX VOLUME
----------------------------------------------------------------------------------------------------------------------------
Mexico                                      13%                      20%                                8%
U.S.A.                                      10%                      15%                                0%
Spain                                        1%                      1%                                 3%
Venezuela                                   18%                      13%                               (4%)
Colombia                                    20%                      8%                                 14%
Central America & the Caribbean region      (2%)                    (9%)                               (3%)
Asia Region                                 N/A                      N/A                                N/A
----------------------------------------------------------------------------------------------------------------------------


EXPORT CEMENT VOLUME
----------------------------------------------------------------------------------------------------------------------------
Mexico                                      23%                      70%                                30%
Spain                                      (24%)                    (15%)                               5%
Venezuela                                   25%                      11%                               (10%)
----------------------------------------------------------------------------------------------------------------------------


PLEASE REFER TO THE END OF THIS REPORT FOR DEFINITION OF TERMS, U.S. DOLLAR TRANSLATION METHODOLOGY                 Page 11
AND OTHER IMPORTANT DISCLOSURES.



PRICE SUMMARY

US Dollars



                                      JANUARY - SEPTEMBER            THIRD QUARTER
                                      -------------------          ------------------              THIRD QUARTER 2004 VS.
DOMESTIC CEMENT PRICE                    2004 Vs. 2003               2004 Vs. 2003                 SECOND QUARTER 2004
------------------------------------------------------------------------------------------------------------------------------
Mexico                                        (3%)                  (3%)        (3%)                 (1%)        (2%)
U.S.A.                                         3%                    7%          7%                   3%          3%
Spain                                         12%                   11%          3%                   0%         (0%)
Venezuela                                     (9%)                 (10%)        (11%)                 4%          0%
Colombia                                       4%                    6%         (4%)                  2%         (2%)
Egypt                                         30%                   23%          24%                  8%          8%
Central America & the Caribbean region (2)     8%                    6%          N/A                  3%          N/A
Asia Region (2)                               22%                   16%          N/A                  0%          N/A
------------------------------------------------------------------------------------------------------------------------------


READY-MIX PRICE
------------------------------------------------------------------------------------------------------------------------------
Mexico                                        (2%)                  (1%)        (1%)                  3%          1%
U.S.A.                                         7%                   15%          15%                 10%          10%
Spain                                         14%                   14%          5%                  (1%)        (2%)
Venezuela                                     (0%)                  (2%)        (3%)                  5%          1%
Colombia                                      18%                   20%          9%                   5%          1%
Central America & the Caribbean region (2)     5%                    7%          N/A                  1%          N/A
------------------------------------------------------------------------------------------------------------------------------




Local Currency


                                      JANUARY - SEPTEMBER            THIRD QUARTER
                                      -------------------          ------------------              THIRD QUARTER 2004 VS.
DOMESTIC CEMENT PRICE                    2004 Vs. 2003               2004 Vs. 2003                 SECOND QUARTER 2004
------------------------------------------------------------------------------------------------------------------------------
Mexico (1)                                    (2%)                    (3%)         0%                  (2%)         0%
U.S.A.                                         3%                      7%          0%                   3%          0%
Spain                                          3%                      3%          0%                  (0%)         0%
Venezuela (1)                                (13%)                   (11%)         0%                   0%          0%
Colombia                                      (5%)                    (4%)         0%                  (2%)         0%
Egypt                                         36%                     24%          0%                   8%          0%
Central America & the Caribbean region (2)    N/A                     N/A          N/A                 N/A          N/A
Asia Region (2)                               N/A                     N/A          N/A                 N/A          N/A
------------------------------------------------------------------------------------------------------------------------------


READY-MIX PRICE
------------------------------------------------------------------------------------------------------------------------------
Mexico (1)                                    (1%)                    (1%)         0%                   1%          0%
U.S.A.                                         7%                     15%          0%                  10%          0%
Spain                                          4%                      5%          0%                  (2%)         0%
Venezuela (1)                                 (4%)                    (3%)         0%                   1%          0%
Colombia                                       9%                      9%          0%                   1%          0%
Central America & the Caribbean region (2)     N/A                    N/A          N/A                 N/A         N/A
------------------------------------------------------------------------------------------------------------------------------

(1) Local currency price variation for Mexico and Venezuela is presented in constant currency terms as of  September 30, 2004.
(2) Volume weighted-average price.



PLEASE REFER TO THE END OF THIS REPORT FOR DEFINITION OF TERMS, U.S. DOLLAR TRANSLATION METHODOLOGY                 Page 12
AND OTHER IMPORTANT DISCLOSURES.


                                                                          CEMEX

DEFINITION OF TERMS AND DISCLOSURES
===============================================================================

METHODOLOGY FOR CONSOLIDATION AND PRESENTATION OF RESULTS

CEMEX consolidates its results in Mexican pesos under Mexican generally accepted accounting principles (GAAP). For the reader's convenience, US dollar amounts for the consolidated entity are calculated by converting the constant Mexican peso amounts at the end of each quarter using the period-end Mexican peso/US dollar exchange rate for each quarter. The exchange rates used to convert results for third quarter 2004, second quarter 2004, and third quarter 2003 are 11.38, 11.49, and 11.00 Mexican pesos per US dollar, respectively. CEMEX's weighted-average inflation factor between September 30, 2003, and September 30, 2004, was 7.96%

Per-country figures are presented in US dollars for the reader's convenience. In the consolidation process, each country's figures (except those of CEMEX Mexico) are converted to US dollars and then to Mexican pesos under Mexican GAAP. Each country's figures presented in US dollars as of September 30, 2004, and September 30, 2003, can be converted into its original local currency amount by multiplying the US dollar figure by the corresponding exchange rate provided below.

To convert September 30, 2003 US dollar figures for Mexico and Venezuela to constant Mexican pesos and bolivars, respectively, as of September 30, 2004, it is necessary to first convert the September 30, 2003 US dollar figure to the corresponding local currency (using the exchange rates provided below), and then multiply the resulting amount by the inflation-rate factor provided in the table below.

                        September 31
                  ---------------------------
Exchange rate          2004         2003                  Inflation-rate factor
-------------------------------------------------------------------------------

Mexico                11.38        11.00                         1.049
Spain                  0.80         0.86
Venezuela             1,920        1,600                         1.208
Colombia              2,595        2,889
Egypt                  6.25         6.16
-------------------------------------------------------------------------------
Amounts provided in units of local currency per US dollar.

The Central America and Caribbean region includes CEMEX's operations in Costa Rica, the Dominican Republic, Panama, Nicaragua, and Puerto Rico as well as our trading operations in the Caribbean region. The Asia region includes CEMEX's operations in the Philippines, Taiwan, Thailand, and Bangladesh.

DEFINITION OF TERMS

EBITDA equals operating income plus depreciation and operating amortization. Free cash flow equals EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity, and other cash items (net other expenses less non-operating asset disposals). Capital expenditures consist of maintenance and expansion spending on our cement, ready-mix and other core businesses in existing markets.

Working capital equals operating accounts receivables (including other current assets received as payment in kind) plus historic inventories minus operating payables.

Equity obligations for the year 2003 equaled the outstanding US$650 million of preferred equity and US$66 million of capital securities. Effective January 1, 2004, the remaining US$66 million of capital securities will be treated as a liability. Net debt equals total debt plus equity obligations, minus cash and cash equivalents. Interest coverage is calculated by dividing EBITDA for the last twelve months by the sum of interest expense and preferred dividend payments for the last twelve months (all amounts in constant currency terms). Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months (EBITDA in constant currency terms).

Capitalization ratio is calculated by dividing total debt by the sum of total debt and consolidated stockholders' equity.

EARNINGS PER ADR

The number of average ADRs outstanding used for the calculation of earnings per ADR was 339.0 million for third quarter 2004, 330.8 million for the first nine months of 2004, 323.3 million for third quarter 2003 and 312.3 million for the first nine months of 2003.


-------------------------------------------------------------------------------
PLEASE REFER TO THE END OF THIS REPORT FOR DEFINITION OF                Page 13
TERMS, US DOLLAR TRANSLATION METHODOLOGY AND OTHER
IMPORTANT DISCLOSURES.